Actelis Networks, Inc.

4039 Clipper Court

Fremont, California 94538

September 23, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Actelis Networks Inc. (CIK 0001141284)
Registration Statement No. 333-282199 on Form S-3 (the “Registration Statement”)

Ladies and Gentlemen:

Actelis Networks Inc. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on September 25, 2024 at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, Greenberg Traurig, LLP, by calling Eyal Peled at (212) 801-9210. The Company hereby authorizes Mr. Peled to orally modify or withdraw this request for acceleration.

Very truly yours,

ACTELIS NETWORKS, INC.

By:	/s/ Tuvia Barlev
Tuvia Barlev Chief Executive Officer